KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

Our Ref : KLK/SE

12 August 2009

[redacted]

09046769

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
23 June 2009	Provision Of Financial Assistance To Taiko Palm-Oleo (Zhangjiagang) Co. Ltd ("TPOZ") By Way Of Corporate Guarantee From Kuala Lumpur Kepong Berhad ("KLK") To Malayan Banking Berhad, Shanghai Branch ("MBB")
30 June 2009	Kuala Lumpur Kepong Berhad ("KLK" or "the Company") Members' Voluntary Winding-Up Of Subsidiary Company
2 July 2009	Chapter 11 Filing By Crabtree & Evelyn Ltd ("C&E USA")
2 July 2009	Quarterly Disclosure On Provision Of Financial Assistance
8 July 2009	Listed Companies' Crop June 2009
10 July 2009	Provision Of Financial Assistance To Taiko Palm-Oleo (Zhangjiagang) Co. Ltd ("TPOZ") By Way Of Corporate Guarantee From Kuala Lumpur Kepong Berhad ("KLK") To HSBC Bank (China) Company Limited ("HSBC")
14 July 2009	Kuala Lumpur Kepong Berhad ("KLK" or "the Company") Proposed Acquisition Of A Subsidiary : PT. Bumi Makmur Sejahtera Jaya ("Proposed Acquisition")
	CHANGES IN DIRECTOR'S INTEREST PURSUANT TO SECTION 135 OF THE COMPANIES ACT 1965
2 July 2009	YM Tengku Robert Hamzah
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
24 June 2009	
29 June 2009	
30 June 2009	
2 July 2009	
8 July 2009	Employees Provident Fund Board
8 July 2009	
10 July 2009	
14 July 2009	
16 July 2009	
20 July 2009	

dlw 8/17

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

DATE	TITLE
22 July 2009	
24 July 2009	
28 July 2009	
30 July 2009	Employees Provident Fund Board
3 August 2009	
6 August 2009	
7 August 2009	
10 August 2009	

Kindly acknowledge receipt of the enclosures at the e-mail address mk.yap@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[Yap Miow Kien]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2009\July 2009

SEC, WS

RECEIVED

2009 AUG 17 A 8:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BURSA MALAYSIA

General Announcement

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **23/06/2009 02:28:04 PM**
Submitted by **KUALA LUMPUR KEPONG** on **23/06/2009 05:00:39 PM**
Reference No **KLK-090623-38763**
Form Version V3.0

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	Provision of Financial Assistance to Taiko Palm-Oleo (Zhangjiagang) Co. Ltd ("TPOZ") by way of Corporate Guarantee from Kuala Lumpur Kepong Berhad ("KLK") to Malayan Banking Berhad, Shanghai Branch ("MBB")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Please refer to the attachment for announcement details.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Corporate Guarantee from KLK to MBB.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

Subject : **Provision of Financial Assistance to Taiko Palm-Oleo (Zhangjiagang) Co. Ltd ("TPOZ") by way of Corporate Guarantee from Kuala Lumpur Kepong Berhad ("KLK") to Malayan Banking Berhad, Shanghai Branch ("MBB")**

Contents :

1. INTRODUCTION

Pursuant to Paragraphs 8.23(1) and 10.08(1) of the Listing Requirements of Bursa Malaysia Securities Berhad on the provision of financial assistance which involves the interest of related parties, the Board of Directors of KLK wishes to announce that KLK had on 23 June 2009 provided financial assistance to a 90% owned subsidiary, TPOZ, in the form of a Corporate Guarantee for the United States Dollar equivalent of Renminbi (RMB) 55 million only issued in favour of MBB ("Provision of Financial Assistance").

2. DETAILS OF THE PROVISION OF FINANCIAL ASSISTANCE

Type of Financial Assistance	Financial Assistance		Amount
	Provided By	Provided To	
Corporate Guarantee from KLK in favour of MBB to support a Bank Facility granted by MBB to TPOZ	KLK	TPOZ	USD equivalent of RMB55 million (equivalent to RM28.9 million at the exchange rate of RM1= RMB1.9)

The Provision of Financial Assistance rendered by KLK is to support a Short Term Loan Facility granted to TPOZ totaling RMB50 million.

In view of the interest of the following related parties, the Provision of Financial Assistance is a Related Party Transaction under Paragraph 10.08(1) of the Listing Requirements of Bursa Malaysia Securities Berhad:

(i) TPOZ is a 90% owned subsidiary of KLK and 10% owned by Taiko Marketing Sdn Bhd ("TM"). TM is in turn 65% owned by Dato' Lee Soon Hian, a related party who is the brother of Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian, both of whom are directors and deemed major shareholders of KLK.

(ii) TM is also a related party by virtue of being a body corporate in which Dato' Lee Soon Hian holds a controlling interest.

Although TPOZ is 90% owned by KLK, it is managed entirely by KLK.

3. RATIONALE FOR THE PROVISION OF FINANCIAL ASSISTANCE

MBB had requested for KLK to provide a corporate guarantee to support the Bank Facilities granted by MBB to TPOZ for the latter's working capital needs. As such, the corporate guarantee is regarded as a provision of financial assistance necessary to facilitate the ordinary course of business of TPOZ.

4. RISK FACTORS OF THE PROVISION OF FINANCIAL ASSISTANCE

The Board of Directors of KLK does not envisage any specific risks associated with the Provision of Financial Assistance, apart from the general business risks faced by TPOZ.

5. FINANCIAL EFFECTS OF THE PROVISION OF FINANCIAL ASSISTANCE

The Provision of Financial Assistance will not have any material effects on the earnings per share, net assets, gearing, and has no effect on the share capital and major shareholders' shareholdings, of KLK Group for the financial year ending 30 September 2009.

6. APPROVALS REQUIRED

The Provision of Financial Assistance is not subject to and does not fall within the class of transaction that requires shareholders' approval and any approvals from the regulatory authorities.

7. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Save as disclosed in item 2 above, none of the other Directors and major shareholders of KLK or persons connected with them have any interests, direct or indirect, in the Provision of Financial Assistance.

Accordingly, the interested Directors have abstained from Board deliberation and voting on the Provision of Financial Assistance.

8. STATEMENTS BY DIRECTORS

The Board of Directors of KLK (other than the interested Directors) after careful deliberation and consideration of all aspects of the Provision of Financial Assistance, is of the opinion that the Provision of Financial Assistance is in the best interest of KLK Group.

9. DEPARTURE FROM THE POLICIES AND GUIDELINES ON ISSUE/OFFER OF SECURITIES OF THE SECURITIES COMMISSION ("SC GUIDELINES")

To the best knowledge of the Board of Directors of KLK, the Provision of Financial Assistance has not departed from the SC Guidelines.

BURSA MALAYSIA

Sec, us
RECEIVED
2009 AUG 17 A 8:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **27/06/2009 12:10:17 PM**
Submitted by **KUALA LUMPUR KEPONG** on **30/06/2009 04:59:59 PM**
Reference No **KL-090627-43817**
Form Version V3.0

Submitted

Company Information

Main Board/Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	KUALA LUMPUR KEPONG BERHAD ("KLK" or "the Company") MEMBERS' VOLUNTARY WINDING-UP OF SUBSIDIARY COMPANY

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
KLK wishes to announce that LPF Properties Sdn Bhd ("LPF Properties"), a wholly-owned dormant subsidiary of the Company, will be wound up by way of a members' voluntary winding-up pursuant to Section 254(1)(b) of the Companies Act,1965.

Ms. Ng Yuet Seam of C-1-02, 1st Floor, No. 2 Persiaran Greentown 3, Greentown Business Centre, 30450 Ipoh, Perak Darul Ridzuan was appointed the Liquidator of LPF Properties on 30 June 2009.

This members' voluntary winding-up will not have any effect on the share capital and shareholding structure of KLK nor have any material effect on the net assets, earning and gearing of the Group for the financial year ending 30 September 2009.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SEC, US

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **02/07/2009 09:27:38 AM**
Submitted by **KUALA LUMPUR KEPONG** on **02/07/2009 12:30:49 PM**
Reference No **KLK-090702-805DD**
Form Version V3.0

Submitted

Company Information

Main Board/Second Board Company

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	CHAPTER 11 FILING BY CRABTREE & EVELYN LTD ("C&E USA")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Please refer to the attachment for announcement details.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Chapter 11 Filing By C&E.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

CHAPTER 11 FILING BY CRABTREE & EVELYN LTD ("C&E USA")

Kuala Lumpur Kepong Berhad wishes to announce that its US subsidiary, Crabtree & Evelyn, Ltd. ("C&E USA"), part of its worldwide Crabtree & Evelyn Group ("C&E Group"), has on 1 July 2009, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code ("C11" filing). C&E USA owns the C&E Group's US assets only. The C11 filing is to restructure C&E USA's business in order to improve its future financial performance. Pursuant to this filing, there is now an automatic stay against the commencement or continuance of actions by creditors against C&E USA, while the case remains open.

Events Leading to the C11 Filing

C&E USA has been unprofitable in recent years due to its cost structure, competition from other brands and weakening consumer spending. Previously, C&E USA had taken various measures including retrenchments, wages freeze and cost reductions to address these issues. However, in light of the current economic crisis adversely affecting the US economy and consumer spending, C&E USA is undertaking this C11 filing to restructure its operations in order to reduce the number of loss-making stores and to regain profitability.

Proposed Plan of Re-Organisation

Under C11, C&E USA will file a plan of re-organisation with the US Bankruptcy Court ("the Plan"), under which Plan, C&E USA intends to close some non-performing stores and terminate some real estate leases. A committee of creditors will be formed and C&E USA will negotiate with the committee to formulate the details of the Plan. The claims of those landlords whose leases are terminated will be settled along with the claims of other creditors in accordance with the Plan.

C&E USA's creditors may be entitled to vote on the Plan. Under section 1126(c) of the US Bankruptcy Code, an entire class of claims is deemed to accept a plan if the plan is accepted by creditors that hold at least two-thirds in amount and more than one-half in number of the allowed claims voting in the class. Generally, if C&E USA obtains sufficient votes on the Plan and the Plan meets all statutory requirements, the Court may confirm the Plan.

If the Plan cannot be confirmed, the Court may either convert the case to a liquidation proceeding under Chapter 7 of the US Bankruptcy Code or the case may be dismissed resulting in a return to the status quo before the C11 filing. Alternatively, C&E USA may present another plan of re-organisation.

Wisma Taiko, 1 Jalan S P Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia
Tel: 05-241 7844 Fax: 05-253 5018 (Corporate Division)

Completion of the C11 re-organisation will allow C&E USA to focus on making fundamental changes in its strategies, policies and operational practices with a view to regaining profitability and strengthening the Crabtree & Evelyn brand.

Management will remain in control of the business during the C11 re-organisation process and minimal interruptions to C&E USA's business operations are anticipated.

Financial and Operational Impact on the KLK Group

Save for legal and professional costs, and related costs arising from store closures, the C11 filing is not expected to have any material effects on the net assets and gearing of KLK Group, and has no effect on its share capital and major shareholders' shareholdings.

This C11 filing only affects the operations of C&E USA and not C&E Group's operations elsewhere in the world. The C&E Group as a whole remains solvent and able to meet its obligations.

SEC, US

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **02/07/2009 11:45:59 AM**
Submitted by **KUALA LUMPUR KEPONG** on **02/07/2009 04:28:30 PM**
Reference No **KLK-090702-4B099**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	QUARTERLY DISCLOSURE ON PROVISION OF FINANCIAL ASSISTANCE

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Pursuant to paragraph 8.23(2) of the Bursa Malaysia Securities Berhad Listing Requirements, Kuala Lumpur Kepong Berhad wishes to announce that the Company's wholly-owned moneylending subsidiary namely, Ortona Enterprise Sdn Bhd, had neither extended any new loan to any party nor received any loan from any party during the 3rd quarter ended 30 June 2009.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

BURSA MALAYSIA

SEC/MS

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **08/07/2009 02:38:49 PM**
Submitted by **KUALA LUMPUR KEPONG** on **08/07/2009 04:31:56 PM**
Reference No **KLK-090708-4833A**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	Listed Companies' Crop June 2009

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We submit below the crop figures for the month of June 2009 :-

Announcement Details :-
(This field is for the details of the announcement, if applicable)

	2008		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	246,667	252,346	230,457
Crude Palm Oil (mt)	50,705	53,259	48,752
Palm Kernel (mt)	11,718	12,213	11,244
Rubber (kg)	1,793,676	2,028,626	2,106,592

	2009								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	229,638	190,858	210,215	212,830	226,572	**249,656**			
Crude Palm Oil (mt)	48,704	40,809	44,232	44,938	47,847	**54,461**			

Palm Kernel (mt)	11,297	9,738	10,262	10,366	10,756	**11,796**			
Rubber (kg)	1,929,667	1,659,898	818,125	1,068,088	1,766,310	**2,184,470**			

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

BURSA MALAYSIA

SEC, US

RECEIVED

2009 AUG 17 A 8:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **08/07/2009 03:23:07 PM**
Submitted by **KUALA LUMPUR KEPONG** on **10/07/2009 12:30:11 PM**
Reference No **KLK-090708-891A1**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	PROVISION OF FINANCIAL ASSISTANCE TO TAIKO PALM-OLEO (ZHANGJIAGANG) CO. LTD ("TPOZ") BY WAY OF CORPORATE GUARANTEE FROM KUALA LUMPUR KEPONG BERHAD ("KLK") TO HSBC BANK (CHINA) COMPANY LIMITED ("HSBC")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Please refer to the attachment for announcement details.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Provision of Financial Assistance to TPOZ(pdf).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

Subject : **PROVISION OF FINANCIAL ASSISTANCE TO TAIKO PALM-OLEO (ZHANGJIAGANG) CO. LTD ("TPOZ") BY WAY OF CORPORATE GUARANTEE FROM KUALA LUMPUR KEPONG BERHAD ("KLK") TO HSBC BANK (CHINA) COMPANY LIMITED ("HSBC")**

Contents :

1. INTRODUCTION

Pursuant to Paragraphs 8.23(1) and 10.08(1) of the Listing Requirements of Bursa Malaysia Securities Berhad on the provision of financial assistance which involves the interest of related parties, the Board of Directors of KLK wishes to announce that KLK had on 9 July 2009 provided financial assistance to a 90% owned subsidiary, TPOZ, in the form of a Corporate Guarantee for the United States Dollar equivalent of Renminbi (RMB) 110 million only issued in favour of HSBC ("Provision of Financial Assistance").

2. DETAILS OF THE PROVISION OF FINANCIAL ASSISTANCE

Type of Financial Assistance	Financial Assistance		Amount
	Provided By	Provided To	
Corporate Guarantee from KLK in favour of HSBC to support a Bank Facility granted by HSBC to TPOZ	KLK	TPOZ	USD equivalent of RMB110 million (equivalent to RM57.9 million at the exchange rate of RM1= RMB1.9)

The Provision of Financial Assistance rendered by KLK is to support a Revolving Loan Facility granted to TPOZ totaling RMB100 million.

In view of the interest of the following related parties, the Provision of Financial Assistance is a Related Party Transaction under Paragraph 10.08(1) of the Listing Requirements of Bursa Malaysia Securities Berhad:

(i) TPOZ is a 90% owned subsidiary of KLK and 10% owned by Taiko Marketing Sdn Bhd ("TM"). TM is in turn 65% owned by Dato' Lee Soon Hian, a related party who is the brother of Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian, both of whom are directors and deemed major shareholders of KLK.

(ii) TM is also a related party by virtue of being a body corporate in which Dato' Lee Soon Hian holds a controlling interest.

Although TPOZ is 90% owned by KLK, it is managed entirely by KLK.

3. RATIONALE FOR THE PROVISION OF FINANCIAL ASSISTANCE

HSBC had requested for KLK to provide a corporate guarantee to support the Bank Facility granted by HSBC to TPOZ for the latter's working capital needs. As such, the corporate guarantee is regarded as a provision of financial assistance necessary to facilitate the ordinary course of business of TPOZ.

4. RISK FACTORS OF THE PROVISION OF FINANCIAL ASSISTANCE

The Board of Directors of KLK does not envisage any specific risks associated with the Provision of Financial Assistance, apart from the general business risks faced by TPOZ.

5. FINANCIAL EFFECTS OF THE PROVISION OF FINANCIAL ASSISTANCE

The Provision of Financial Assistance will not have any material effects on the earnings per share, net assets, gearing, and has no effect on the share capital and major shareholders' shareholdings, of KLK Group for the financial year ending 30 September 2009.

6. APPROVALS REQUIRED

The Provision of Financial Assistance is not subject to and does not fall within the class of transaction that requires shareholders' approval and any approvals from the regulatory authorities.

7. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Save as disclosed in item 2 above, none of the other Directors and major shareholders of KLK or persons connected with them have any interests, direct or indirect, in the Provision of Financial Assistance.

Accordingly, the interested Directors have abstained from Board deliberation and voting on the Provision of Financial Assistance.

8. STATEMENTS BY DIRECTORS

The Board of Directors of KLK (other than the interested Directors) after careful deliberation and consideration of all aspects of the Provision of Financial Assistance, is of the opinion that the Provision of Financial Assistance is in the best interest of KLK Group.

9. DEPARTURE FROM THE POLICIES AND GUIDELINES ON ISSUE/OFFER OF SECURITIES OF THE SECURITIES COMMISSION ("SC GUIDELINES")

To the best knowledge of the Board of Directors of KLK, the Provision of Financial Assistance has not departed from the SC Guidelines.

BURSA MALAYSIA

SEC, US

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **14/07/2009 10:38:21 AM**
Submitted by **KUALA LUMPUR KEPONG** on **14/07/2009 12:31:18 PM**
Reference No **KLK-090714-E7FAA**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	KUALA LUMPUR KEPONG BERHAD ("KLK" or "the Company") PROPOSED ACQUISITION OF A SUBSIDIARY : PT. BUMI MAKMUR SEJAHTERA JAYA ("PROPOSED ACQUISITION")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Introduction

Pursuant to paragraphs 9.19(23) and 10.07(a) of the Bursa Malaysia Securities Berhad Listing Requirements, we wish to advise that KLK, via its subsidiary PT. Steelindo Wahana Perkasa ("SWP"), has on 14 July 2009 entered into agreements to acquire 95% of the issued and paid-up share capital of PT. Bumi Makmur Sejahtera Jaya ("PT BMS") consisting of 570 ordinary shares of Rupiah One Million (Rp1,000,000/-) each ("the Sale Shares"). The total cash purchase consideration for the Sale Shares is Rp6,657,600,000/- (or RM2,295,000/- based on the exchange rate of RM1=Rp2,900).

Through 2 conditional agreements ("the S&Ps"), SWP will acquire a 94% equity stake in PT BMS from Tjong Hasan Agus Salim and another 1% from Tjhang Ardy Fadrinata respectively. The Proposed Acquisition will result in PT BMS becoming a subsidiary of KLK.

Details of the Proposed Acquisition

PT BMS is a limited liability company incorporated in the Republic of Indonesia and has an issued and fully paid-up share capital of Rp600,000,000 comprising 600 ordinary shares of Rp1,000,000/- each.

PT BMS currently holds a Certificate of Izin Lokasi for approximately 2,336.62 hectares located in Desa Mentawak and Desa Air Kelik, Kecamatan Kepala Kampit, Belitung Timur, Republic of Indonesia ("the Land") which it intends to develop into oil palm plantations in due course. The Land is adjacent to SWP's plantations in Belitung.

The total purchase consideration for the Sale Shares was arrived at on a willing-buyer, willing-seller basis. The purchase consideration will be financed by KLK's internally generated funds.

Conditions Precedent to the Proposed Acquisition

The Proposed Acquisition is subject to the fulfilment of certain conditions precedent, inter alia, the approval of the Indonesian Investment Co-ordinating Board ("BKPM") for the conversion of PT BMS into a foreign investment company, the approval of the Department of Plantation, and the conduct of a legal and financial due diligence to SWP's satisfaction.

Estimated Time Frame for Completion

The Proposed Acquisition is expected to be completed in the 1st quarter of calendar year 2010 subject to the fulfilment of all conditions precedent stated in the S&Ps.

Effects of the Proposed Acquisition

The Proposed Acquisition will not have any effect on the share capital and shareholding structure of KLK. Further, the Proposed Acquisition will not have any effect on the net assets, earnings and gearing of the KLK Group for the current financial year ending 30 September 2009.

Rationale for the Proposed Acquisition

The Proposed Acquisition will enable KLK to further increase its oil palm plantation area in Indonesia.

Directors' and Substantial Shareholders' Interest

None of the Directors or substantial shareholders of KLK or any persons connected to the Directors and substantial shareholders has any interest, direct or indirect, in the Proposed Acquisition

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

BURSA MALAYSIA

Sec, us

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **02/07/2009 09:53:10 AM**
Submitted by **KUALA LUMPUR KEPONG** on **02/07/2009 12:30:47 PM**
Reference No **KLK-090702-A5C73**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J.C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of director

Name *	YM Tengku Robert Hamzah
Address *	5 Simpangan Tunku, Bukit Tunku, 50480 Kuala Lumpur.
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*30/06/2009	*50,000	11.840

Circumstances by reason of which change has occurred	Deemed Interest through KTH Holdings Sdn Bhd
Nature of interest	Indirect
Consideration (if any)	

Total no of securities after change

Direct (units)	109,500
Direct (%)	0.01
Indirect/deemed interest (units)	205,000
Indirect/deemed interest (%)	0.02
Date of notice *	01/07/2009
Remarks	

lsl

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **24/06/2009 03:03:49 PM**
Submitted by **KUALA LUMPUR KEPONG** on **24/06/2009 04:08:11 PM**
Reference No **KLK-090624-6CD70**
Form Version V3.0

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

RECEIVED
2009 AUG 17 A 8:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*15/06/2009	*100,000	
Acquired	17/06/2009	198,200	
Disposed	17/06/2009	286,000	
Acquired	18/06/2009	314,100	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	176,345,750
Direct (%)	16.56
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	176,345,750
Date of notice *	18/06/2009
Remarks	fsc

BURSA MALAYSIA

Secure

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **27/06/2009 11:25:18 AM**
Submitted by **KUALA LUMPUR KEPONG** on **29/06/2009 09:18:40 AM**
Reference No **KLK-090627-2CBC8**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*12/05/2009	*135,800	
Acquired	19/05/2009	387,700	
Disposed	21/05/2009	86,500	
Disposed	25/05/2009	64,100	
Acquired	28/05/2009	140,000	
Acquired	19/06/2009	448,600	
Disposed	19/06/2009	300,000	
Acquired	22/06/2009	256,200	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager, Sales of equity managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	177,263,450
Direct (%)	16.64

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	177,263,450
Date of notice *	22/06/2009
Remarks	fsc

SECUAS

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **30/06/2009 03:34:32 PM**
Submitted by **KUALA LUMPUR KEPONG** on **30/06/2009 04:59:57 PM**
Reference No **KLK-090630-99D25**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

RECEIVED 2009 AUG 17 A 8:13 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*23/06/2009	*700,000	
Disposed	23/06/2009	600,000	
Disposed	23/06/2009	200,000	
Acquired	24/06/2009	57,700	
Disposed	24/06/2009	344,100	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Sales of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	176,877,050
Direct (%)	16.61
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	176,877,050
Date of notice *	24/06/2009
Remarks	fsc

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **02/07/2009 03:44:28 PM**
Submitted by **KUALA LUMPUR KEPONG** on **02/07/2009 04:28:28 PM**
Reference No **KLK-090702-A862E**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*25/06/2009	*14,700	
Disposed	25/06/2009	250,000	
Acquired	25/06/2009	50,000	
Disposed	26/06/2009	234,400	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	176,457,350
Direct (%)	16.57
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	176,457,350
Date of notice *	26/06/2009
Remarks	fsc

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **14/07/2009 11:48:04 AM**
Submitted by **KUALA LUMPUR KEPONG** on **14/07/2009 04:10:59 PM**
Reference No **KLK-090714-4E175**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
* **Company name**	KUALA LUMPUR KEPONG BERHAD
* **Stock name**	KLK
* **Stock code**	2445
* **Contact person**	J. C. Lim
* **Designation**	Company Secretary
* **Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*07/07/2009	*125,000	
Disposed	07/07/2009	400,000	
Acquired	08/07/2009	1,164,900	
Disposed	08/07/2009	400,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Sales of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	177,492,850
Direct (%)	16.67
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	177,492,850
Date of notice *	08/07/2009
Remarks	fsc

SEC, ws

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **16/07/2009 02:26:09 PM**
Submitted by **KUALA LUMPUR KEPONG** on **16/07/2009 02:51:26 PM**
Reference No **KLK-090716-35A9B**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*09/07/2009	*2,500,000	
Acquired	10/07/2009	1,418,500	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	181,411,350
Direct (%)	17.03
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	181,411,350

Date of notice *	10/07/2009
Remarks	fsc

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **18/07/2009 12:18:54 PM**
Submitted by **KUALA LUMPUR KEPONG** on **20/07/2009 11:08:59 AM**
Reference No **KLK-090718-7B3EC**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*09/07/2009	*300,000	
Disposed	10/07/2009	300,000	
Acquired	13/07/2009	315,300	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager and Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	181,126,650
Direct (%)	17.01
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	181,126,650
Date of notice *	14/07/2009
Remarks	fsc

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **22/07/2009 03:17:30 PM**
Submitted by **KUALA LUMPUR KEPONG** on **22/07/2009 03:37:00 PM**
Reference No **KLK-090722-80DEB**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

RECEIVED
2009 AUG 17 A 8:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*15/07/2009	*978,800	
Disposed	16/07/2009	155,000	

Circumstances by reason of which change has occurred *	Sales of equity
Nature of interest *	Direct
Direct (units)	179,992,850
Direct (%)	16.9
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	179,992,850

Date of notice *	16/07/2009
Remarks	fsc

BURSA MALAYSIA

Sec, us

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **24/07/2009 12:47:12 PM**
Submitted by **KUALA LUMPUR KEPONG** on **24/07/2009 02:22:37 PM**
Reference No **KLK-090724-A4B91**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

RECEIVED
2009 AUG 17 A 8:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*17/07/2009	*500,000	
Disposed	20/07/2009	1,867,200	
Acquired	20/07/2009	500,000	

Circumstances by reason of which change has occurred *	Sales of equity and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	178,125,650
Direct (%)	16.73
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	178,125,650
Date of notice *	20/07/2009
Remarks	cln

SEC,MS

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **08/07/2009 10:57:04 AM**
Submitted by **KUALA LUMPUR KEPONG** on **08/07/2009 12:07:09 PM**
Reference No **KLK-090708-03657**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

RECEIVED 2009 AUG 17 A 6:13 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*29/06/2009	*92,000	
Disposed	29/06/2009	150,000	
Acquired	30/06/2009	500,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	176,899,350
Direct (%)	16.61
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	176,899,350
Date of notice *	30/06/2009
Remarks	fsc

BURSA MALAYSIA

SEC(US

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **08/07/2009 12:54:44 PM**
Submitted by **KUALA LUMPUR KEPONG** on **08/07/2009 03:13:40 PM**
Reference No **KLK-090708-AFBF7**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*01/07/2009	*749,100	
Disposed	01/07/2009	638,300	
Acquired	02/07/2009	171,200	
Disposed	02/07/2009	552,300	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	176,629,050
Direct (%)	16.59
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	176,629,050
Date of notice *	02/07/2009
Remarks	fsc

BURSA MALAYSIA

Sec, us

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **10/07/2009 03:16:55 PM**
Submitted by **KUALA LUMPUR KEPONG** on **10/07/2009 03:45:17 PM**
Reference No **KLK-090710-80087**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*03/07/2009	*316,700	
Acquired	06/07/2009	57,200	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	177,002,950
Direct (%)	16.62
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	177,002,950

Date of notice *	06/07/2009
Remarks	fsc

SEC(U)

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **28/07/2009 12:15:13 PM**
Submitted by **KUALA LUMPUR KEPONG** on **28/07/2009 02:07:52 PM**
Reference No **KLK-090728-75D96**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*08/07/2009	*280,000	
Acquired	21/07/2009	381,500	
Disposed	21/07/2009	1,464,500	
Disposed	22/07/2009	1,000,000	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	175,762,650
Direct (%)	16.5
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	175,762,650
Date of notice *	22/07/2009
Remarks	fsc

Sec, us

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **30/07/2009 02:53:43 PM**
Submitted by **KUALA LUMPUR KEPONG** on **30/07/2009 03:59:10 PM**
Reference No **KLK-090730-5E088**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*22/07/2009	*200,000	
Disposed	23/07/2009	761,400	
Acquired	24/07/2009	840,400	
Disposed	24/07/2009	1,000,000	
Acquired	24/07/2009	2,000,000	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	177,041,650
Direct (%)	16.62
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	177,041,650
Date of notice *	24/07/2009
Remarks	LSL

BURSA MALAYSIA

SEC, MS

RECEIVED
2009 AUG 17 A 8:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **03/08/2009 03:01:53 PM** - **Submitted**
Submitted by **KUALA LUMPUR KEPONG** on **03/08/2009 03:56:38 PM**
Reference No **KLK-090803-6A009**
Form Version V3.0

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*27/07/2009	*150,000	
Disposed	27/07/2009	191,900	
Acquired	28/07/2009	385,700	
Disposed	28/07/2009	500,000	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	176,885,450
Direct (%)	16.61
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	176,885,450
Date of notice *	28/07/2009
Remarks	fsc

BURSA MALAYSIA

SEC, US

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **06/08/2009 10:59:17 AM**
Submitted by **KUALA LUMPUR KEPONG** on **06/08/2009 01:29:38 PM**
Reference No **KLK-090806-06A46**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*29/07/2009	*400,000	
Disposed	29/07/2009	457,600	
Acquired	30/07/2009	122,200	
Disposed	30/07/2009	67,200	
Acquired	30/07/2009	95,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	176,977,850
Direct (%)	16.62
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	176,977,850
Date of notice *	30/07/2009
Remarks	fsc

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **07/08/2009 11:43:50 AM**
Submitted by **KUALA LUMPUR KEPONG** on **07/08/2009 12:31:27 PM**
Reference No **KLK-090807-47E4C**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*31/07/2009	*800,000	
Acquired	31/07/2009	500,000	

Circumstances by reason of which change has occurred *	Sales of equity and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	176,677,850
Direct (%)	16.59
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	176,677,850

Date of notice *	31/07/2009
Remarks	fsc

BURSA MALAYSIA

SEC(US

RECEIVED

2009 AUG 17 A 8:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **08/08/2009 12:56:51 PM**
Submitted by **KUALA LUMPUR KEPONG** on **10/08/2009 12:32:44 PM**
Reference No **KLK-090808-B2DA1**
Form Version V3.0

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*03/08/2009	*169,200	
Acquired	04/08/2009	650,000	
Disposed	04/08/2009	358,500	
Acquired	04/08/2009	1,000,000	

Circumstances by reason of which change has occurred *	Sales of equity, Purchase of shares on open market and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	177,800,150
Direct (%)	16.7
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	177,800,150
Date of notice *	04/08/2009
Remarks	fsc